UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 69512, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Compugen Ltd.

First Quarter 2013 Financial Results

On April 25, 2013, Compugen Ltd. (the “Company”) issued a press release reporting financial results for the first quarter ending March 31, 2013.  A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

Results of 2013 Annual General Meeting of Shareholders

On April 22, 2013, the Company held its 2013 adjourned Annual General Meeting of Shareholders (the “Annual Meeting”). The proxy statement for the Annual Meeting (the “Proxy Statement”) was filed by the Company with the Securities and Exchange Commission as an exhibit to its Report on Form 6-K/A on March 11, 2013. Of the 37,978,361 ordinary shares issued and outstanding and eligible to vote as of the record date of March 18, 2013, a quorum of 11,615,324 (30.58%) of the eligible shares, was present in person or represented by proxy. The following actions were taken at the meeting:

1a.
Re - election of Prof. Ruth Arnon to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of the shareholders of the Company to be held in 2014 and when her successor had been duly elected;

	FOR	AGAINST	ABSTAIN
	10,642,491	935,488	37,345
1b.
Re - election of Mr. Martin Gerstel to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of the shareholders of the Company to be held in 2014 and when his successor had been duly elected;

	FOR	AGAINST	ABSTAIN
	11,284,764	295,515	35,045
1c.
Re - election of Mr. Dov Hershberg to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of the shareholders of the Company to be held in 2014 and when his successor had been duly elected;

	FOR	AGAINST	ABSTAIN
	10,693,965	883,214	38,145
1d.
Re - election of Prof. Yair Aharonowitz to serve as an external director, as defined in the Israel Companies Law 5759, 1999, as amended ("Companies Law"), for a term of three years from the date of his re-election and approval of his remuneration and benefits;

	FOR	AGAINST	ABSTAIN
	*10,671,872	901,894	41,558

*Including at least 2,232,620 votes from a total of 3,176,072 votes by shareholders who are not "controlling shareholders" of the Company and they or any of the persons or entities as described in item 1 of the Proxy Statement do not have a "personal interest" in this resolution 1d regarding the election of the Company's external directors or any of them and/or the remuneration and benefits to be paid to the external directors or any of them as specified in this resolution 1d.

1e.
Re - election of Dr. Arie Ovadia to serve as an external director, as defined in the Companies Law, for a term of three years from the date of his re-election and approval of his remuneration and benefits;

	FOR	AGAINST	ABSTAIN
	**10,676,135	900,043	39,146

**Including at least 2,236,883 votes from a total of 3,176,072 votes by shareholders who are not "controlling shareholders" of the Company and they or any of the persons or entities as described in item 1 of the Proxy Statement do not have a "personal interest" in this resolution 1e regarding the election of the Company's external directors or any of them and/or the remuneration and benefits to be paid to the external directors or any of them as specified in this resolution 1e.

1f.
Re - election of Prof. Joshua Shemer to serve as an external director, as defined in the Companies Law, for a term of three years from the date of his re-election and approval of his remuneration and benefits;

	FOR	AGAINST	ABSTAIN
	***10,675,836	901,743	37,745

***Including at least 2,236,584 votes from a total of 3,176,072 votes by shareholders who are not "controlling shareholders" of the Company and they or any of the persons or entities as described in item 1 of the Proxy Statement do not have a "personal interest" in this resolution 1f regarding the election of the Company's external directors or any of them and/or the remuneration and benefits to be paid to the external directors or any of them as specified in this resolution 1f.

2.
Reappointment of Kost Forer Gabbay &Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013, and until the next annual general meeting.

	FOR	AGAINST	ABSTAIN
	11,388,556	70,436	156,332
All of the foregoing proposals have been approved by the shareholders.  Following the Annual Meeting, the Board consists of the following members: Prof. Yair Aharonowitz, Prof. Ruth Arnon, Mr. Martin Gerstel, Mr. Dov Hershberg, Dr. Arie Ovadia and Prof. Joshua Shemer.

The information contained in this Report, including the exhibits hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-171655 and 333-185910.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Press Release, dated April 25, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: April 25, 2013	By:	/s/ Dikla Czaczkes Axselbrad
Dikla Czaczkes Axselbrad Chief Financial Officer